Exhibit 99.1

AÑO DEL BICENTENARIO DEL PERÚ: 200 AÑOS DE INDEPENDENCIA

ANNEX

Monthly Position of Financial Derivatives

Company:	CEMENTOS PACASMAYO S.A.A.
Information as of:	January 31, 2021

Details of Financial Derivative Instruments:

Derivative Instrument (1)	Purpose (2)	Amount (3)	Asset or Liabilities Variable (4)	Currency (5)	Fair Value (c)
					Current Month	Previous Month
Cross Currency Swaps	Coverage	USD 131.6 MM total	Liability: Corporate bond	PEN	39,865,663	37,068,081
Cross Currency Swaps (b)	Negotiation	USD 18.4 MM total as of 31.12.2020 USD 0.4 MM total as of 31.01.2021	Exchange rate	PEN	126,837	5,178,919

Accumulative Gain/Loss and Fair Value (a)

	Currency (5)	PEN
Total amount of profit (+)/loss(-) during the year due to Derivative Financial Instruments (6):	-779,000

Additional Information:

(a)	The total cumulative profit/loss as of January 31, 2021 for Derivative Financial Instruments is determined according to instructions from the Superintendency of Securities and includes the following transactions recorded in other comprehensive income and profit and loss during 2021: variation in fair value of derivative financial instruments, exchange difference, income tax and accrued commissions.
(b)	As of December 31, 2020 the company maintained USD 18.4MM. During January 2021 USD18MM were settled, as consequence the balance as of January 31, 2021 amounts to USD 0.4MM.
(c)	The amounts relating to the fair value of the Cross Currency Swaps are estimated internally in accordance with the International Financial Reporting Standards and using valuation techniques based on market data and are preliminary and subject to change.

Notas:

(1)	Forward, Future, Options, Swap, among others.
(2)	According to International Financial Reporting Standards (IFRS) are eligible for coverage or Negotiation.
(3)	Notional amount or Nominal Value in Contract.
(4)	If hedging derivatives cases represents the asset or liability that has being hedging and in the case of trading derivatives is the reference variable.
(5)	Presentation currency of individual interim financial information.
(6)	It represents total income and / or expenses of all derivative financial instruments, including: (i) income & expenses for derivative instruments accumulated in the year that are recorded in the statement of profit and loss; and (ii) the total variation accumulated at the end of period of the derivative instruments that are recorded in other comprehensive income.

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